UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EyePoint Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30233G209

(CUSIP Number)

Ocumension Therapeutics
502-1 Want Want Plaza
No. 211 Shimen Yi Road
Jing’an District, Shanghai F4 200041

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30233G209

1	NAMES OF REPORTING PERSONS
Ocumension Therapeutics

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,010,722

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,010,722

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,010,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.  Security and Issuer
(a)	Name of Issuer: EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.)

(b)	Address of Issuer’s Principal Executive Offices:
480 Pleasant Street
Watertown, Massachusetts 02472

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 30233G209

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by Ocumension Therapeutics

(b)	Address of Principal Business Office: The address of the principal business the Reporting Person is 502-1 Want Want Plaza, No. 211 Shimen Yi Road, Jing’an District, Shanghai F4 200041.

(c)	The Principal business of the reporting person is pharmaceuticals.

(d)	The reporting persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The reporting persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Ocumension Therapeutics is incorporated in the Cayman Islands with limited liability.

Item 3.  Source or Amount of Funds or Other Consideration

Share Purchase Agreement

On December 31, 2020 (the “Closing Date”), the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Ocumension Therapeutics, incorporated in the Cayman Islands with limited liability (the “Investor” or “Ocumension”), pursuant to which the Issuer offered and sold to the Investor 3,010,722 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), at a purchase price of $5.2163 per share, which was the five-day volume weighted average price of the Common Stock as of the close of trading on December 29, 2020 (the “Transaction”). The shares of Common Stock issued to the Investor in the Transaction represented approximately 19.9% of the shares of Common Stock outstanding immediately prior to the closing of the Transaction on the Closing Date.

The aggregate gross proceeds from the Transaction were approximately $15.7 million. The Issuer intends to use the net proceeds from the Transaction to continue to fund research and development expenditures related to the advancement of EYP-1901 for retinal diseases and the Issuer’s other product candidates, the commercialization of DEXYCU and YUTIQ and for general corporate purposes, which may include working capital, capital expenditures, clinical trial expenditures, acquisitions of new technologies, products or businesses in ophthalmology, and investments.

Pursuant to the Share Purchase Agreement and subject to certain limited exceptions, the Investor is prohibited from selling, transferring or otherwise disposing of the shares of Common Stock acquired in the Transaction for a period of 12 months following the Closing Date.

In addition, for so long as the Investor owns a number of shares of Common Stock equal to at least 75% of the shares of Common Stock it acquired on the Closing Date, the Investor is entitled to participate in subsequent issuances of equity securities of the Issuer in order to maintain its ownership percentage, subject to certain exceptions for, among other things, the issuance of equity awards pursuant to equity incentive plans, inducement awards and/or employee stock purchase plans and the issuance of shares of Common Stock pursuant to “at-the-market” equity offering programs, including pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated August 5, 2020, by and between the Issuer and Cantor Fitzgerald & Co, as may be amended from time to time.

Pursuant to the Share Purchase Agreement, the Issuer is required, within 45 days following the Closing Date, to file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) registering for resale the shares of Common Stock issued to the Investor in the Transaction, and use commercially reasonable efforts to cause such shelf registration statement to be declared effective by the SEC within 120 days following the Closing Date.

The shares of Common Stock sold and issued in the Transaction have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

Voting Agreement

On the Closing Date, the Issuer also entered into a Voting and Investor Rights Agreement (the “Voting Agreement” and together with the Share Purchase Agreement, the “Transaction Agreements”) with the Investor and EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P. (collectively, the “EW Investors”). Pursuant to the Voting Agreement, for so long as the Investor owns a number of shares of Common Stock equal to at least 75% of the shares of Common Stock it acquired on the Closing Date, and subject to compliance with applicable law and the Issuer’s guidelines with respect to the nomination of directors, the Investor is entitled to designate for nomination one person (the “Investor Designee”) to serve as a member of the Board of Directors of the Issuer (the “Board”), the Science Committee of the Board and certain other ad-hoc committees of the Board. Notwithstanding the foregoing, in accordance with Nasdaq Listing Rule 5640, the Investor will not be entitled to designate for nomination any person to serve as a member of the Board if, at any time, the Investor owns a number of shares of Common Stock representing less than 5% of the shares of Common Stock outstanding. Pursuant to the Voting Agreement, for so long as the EW Investors beneficially own at least 10% of the outstanding shares of Common Stock, the EW Investors agreed to vote in favor of the Investor Designee at each election of the Board. The initial Investor Designee is Ye Liu.

Pursuant to the Voting Agreement, for so long as the Investor is entitled to designate an Investor Designee, the Investor Designee shall also serve as an observer to the Governance and Nominating Committee of the Board, the Audit Committee of the Board and the Compensation Committee of the Board.

In addition, the Investor and the EW Investors agreed that, for so long as such investor owns a number of shares equal to at least 75% of the shares of Common Stock it owns on the Closing Date, at any meeting of stockholders of the Issuer, however called, or at any adjournment thereof, or in any other circumstances in which the Investor or the EW Investors, as applicable, are entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by the Issuer, the Investor and the EW Investors shall (a) appear at each such meeting or otherwise cause the shares of Common Stock owned by such investor or their respective affiliates to be counted as present thereat for purposes of calculating a quorum; and (b) vote (or cause to be voted), in person or by proxy, all such shares of Common Stock that are beneficially owned by such investor or as to which such investor has, directly or indirectly, the right to vote or direct the voting, (i) in favor of any proposals recommended by the Board for approval; and (ii) against any proposals that the Board recommends the Issuer’s stockholders vote against; provided, however, that the foregoing does not apply to meetings or proposals that are inconsistent with the investor’s rights and obligations under certain agreements between the applicable investor and the Issuer.

The representations, warranties and covenants contained in the Transaction Agreements were made solely for the benefit of the parties to such documents and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties and covenants (a) are intended as a way of allocating the risk between the parties to the Transaction Agreements and not as statements of fact, and (b) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Issuer. Accordingly, the Transaction Agreements are being filed with this report only to provide investors with information regarding the terms of the transactions, and not to provide investors with any other factual information regarding the Issuer. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Transaction and the Transaction Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Share Purchase Agreement and the Voting Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to the Issuer’s Report on Form 8-K filed January 4, 2021.

Item 4.  Purpose of the Transaction

The reporting person acquired the shares solely for the purpose of investment. The reporting person may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Schedule 13D, the reporting person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the reporting person will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions

Item 5. Interest in Securities of the Issuer

(a) According to information provided to the reporting person by the Issuer in the Share Purchase Agreement, the number of shares of the Company’s Common Stock outstanding on December 31, 2020 was 15,129,259 shares immediately prior to the transaction.  As of the date hereof the reporting person beneficially owned 3,010,722 shares, which represents approximately 16.60% of the 18,139,981 shares of Common Stock outstanding immediately after the transaction.

(b) As of the date hereof the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of 3,010,722 shares.

(c)  The response to Item 3 is incorporated by reference herein.

(d) No person(s) other than the reporting persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the reporting person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the reporting person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Ocumension Therapeutics

Date: January 21, 2021	By:	/s/ Ye Liu
Name: Ye Liu
Title: Director, CEO